

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 8, 2010

Mr. John Wallace
President
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

> **Re:** **Delta Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 5, 2009**
> **Response Letter Dated June 25, 2009**
> **Response Letter Dated July 23, 2009**
> **Response Letter Dated September 4, 2009**
> **Response Letter Dated October 20, 2009**
> **Response Letter Dated December 15, 2009**
> **Response Letter Dated March 5, 2010**
> **File No. 000-16203**

Dear Mr. Wallace:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director